Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Evergreen Resources, Inc.
Commission File No. 1-13171

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced that their boards of directors have approved a strategic merger in which Evergreen will become a subsidiary of Pioneer and Evergreen shareholders will receive new shares of Pioneer common stock and cash. Set forth below is the text of the press release issued by Pioneer on August 24, 2004, announcing the declaration of a dividend on Pioneer’s outstanding common stock.

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NEWS RELEASE

Investor Relations Contacts: Susan Spratlen or Chris Paulsen (972) 444-9001

Pioneer Declares Dividend on Common Shares

Dallas, Texas, August 24, 2004 — Pioneer Natural Resources Company (“Pioneer”) (NYSE:PXD) announced today that its board of directors declared a semiannual cash dividend of $0.10 per share on Pioneer’s outstanding common stock. As per Pioneer’s usual schedule, the dividend is payable October 15, 2004 to stockholders of record at the close of business on September 29, 2004.

Pioneer plans to hold the special meeting of shareholders related to the proposed merger with Evergreen Resources, Inc. (“Evergreen”) on September 28, 2004, but that date is dependent on the Company’s Form S-4 registration statement being declared effective in time to initiate the mailing of proxy materials by August 30. If the meeting must be postponed, the Evergreen shareholders will not have become Pioneer shareholders by the dividend record date and will not be paid the dividend.

Pioneer is a large independent oil and gas exploration and production company with operations in the United States, Argentina, Canada, Equatorial Guinea, Gabon, South Africa and Tunisia. Pioneer’s headquarters are in Dallas. For more information, visit Pioneer’s website at www.pioneernrc.com.

The proposed merger will be submitted to each of Pioneer’s and Evergreen’s stockholders for their consideration, and Pioneer will file with the SEC a registration statement containing the joint proxy statement–prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer will also file other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement–prospectus regarding the proposed merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement–prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement–prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement–prospectus regarding the proposed merger when it becomes available.

This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merger with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of each of Pioneer’s and Evergreen’s stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.